Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: Canadian National Railway Company
                                                   Commission File No. 333-94399

[GRAPHIC OMITTED]                                                           News
North America's Railroad                                   FOR IMMEDIATE RELEASE


                                             Stock symbols: TSE: CNR / NYSE: CNI


                                                                       www.cn.ca



                     Canadian National urges U.S. regulator
           to refine public interest standards for railroad mergers
                 to foster improved rail efficiency and service



MONTREAL, May 16, 2000 -- Canadian National said today the United States Surface Transportation Board (STB) should focus its public interest test for rail mergers on the mergers' capacity to create better service in affected markets.

CN, in applauding the STB's desire to raise service requirements in rail mergers, urged the agency to alter the scope of its advance notice of proposed rulemaking regarding major rail consolidation procedures.

CN said in a submission to the agency that the STB should examine its merger rules separate and apart from broader, industry-wide issues such as the desirability of two east-west U.S. transcontinental railroads, access to shippers exclusively served by one railroad, and short-line-major railroad relationships. Issues of industry-wide import should be examined in a separate, but concurrent, review proceeding, CN said.


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CN said the agency should enact any new guidelines by November 2000, rather than at the end of the 15-month schedule adopted by the agency. During its 15-month rulemaking proceeding, announced March 17, 2000, the STB has imposed a "moratorium" on processing any new rail merger applications.

CN and Burlington Northern Santa Fe Corporation (BNSF) are challenging the legality of the STB's rail merger moratorium in the United States Court of Appeals for the District of Columbia Circuit. The moratorium has blocked them from filing a common control application with the STB, as CN and BNSF believe they are entitled to do under applicable law.

CN, among its recommendations, urged the STB to:

     o Adopt an overall policy recognizing that rail mergers present continuing opportunities to increase the efficiency of the North American rail network, including the quality of service. End-to-end mergers can generate economies of scale, route optimization, and increased equipment utilization. The board, moreover, has long recognized that such mergers improve service and increase effective capacity;

     o Safeguard rail service in mergers. The STB should require applicants to submit a service integration plan designed to ensure that implementation of their transaction will not cause service disruption; examine the financial ability of the carriers involved to acquire new, and to utilize existing, infrastructure and capacity and to respond quickly to service problems that require additional financial resources; and determine whether either railroad proposing to combine is still suffering from any service problems associated with earlier consolidations;

     o Consider initiating immediately, in parallel with the merger rulemaking, an expedited informational proceeding designed, not to generate rules or guidelines, but to identify the issues, information and analysis that could be brought to bear if, and when, the STB is presented with a specific proposal for a merger between a U.S. western and eastern railroad;

     o Consider certain "downstream effects" of a rail merger on other existing railroads, for example, to ensure the continuation of essential services. With respect to other rail transactions, the STB should maintain its present "one case at a time" approach, under which the agency, in deciding whether a merger is consistent with the public interest, judges it on its own merits. Any consideration of downstream transactions - mergers announced by railroads in response to a rail merger application filed with the STB -- would entail huge costs, present intractable analytical issues and produce flawed decision-making by the STB. In any event, the board should not permit consideration of an announced downstream transaction to jeopardize statutory deadlines for a merger proceeding that is underway;

     o Encourage mergers that are win/win for all rail constituencies, including rail labor. The issue of override of collective bargaining agreements - so-called "cram down" - should be addressed by labor and management in the context of bargaining. If the STB were to recommend that the U.S. Congress eliminate statutory override, CN would be agreeable to such a recommendation in principle.

CN and BNSF announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Comprehensive information about the CN/BNSF combination and the carriers' service guarantees is available at a new Web site, www.cn-bnsfcombination.com.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC Web site, or the Web site of the Canadian Securities Administrators. Other filings made by CN on forms 40-F and 6-K and CN's annual information form may be obtained for free from the CN Corporate Secretary at (514) 399-6569.


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Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule
14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.


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Contact: Mark Hallman
         System Director, Media Relations
         (416) 217-6390